                                                             EXHIBIT 99.(c)(3)

April 26, 1999


InterVoice, Inc.
17811 Waterview Parkway
Dallas, Texas  75252

     Re:  Proposed $150,000,000 Senior Secured Credit Facilities

Ladies and Gentlemen:

     InterVoice, Inc., a Texas corporation (the "Parent"), has advised Bank of America National Trust and Savings Association ("Bank of America") and NationsBanc Montgomery Securities LLC ("NMS") that the Parent intends to create a wholly-owned subsidiary ("Newco") to acquire the outstanding capital stock (the "Acquisition") of Brite Voice Systems, Inc. ("Trinity"). Newco will make a tender offer (the "Tender Offer") for at least a majority of the issued and outstanding shares of common stock of Trinity pursuant to the certain Acquisition Agreement and Plan of Merger (the "Merger Agreement") to be dated on or about April 26, 1999, among the Parent, Newco, and Trinity, and pursuant to which Newco will be merged with and into Trinity (the "Merger") as soon as is practicable after completion of the Tender Offer, subject to any necessary approval of the Merger by the shareholders of Trinity (the survivor of the Merger).

     You have advised us that $150,000,000 in senior debt financing will be required in order to effect the Acquisition and the Merger, to pay the related costs and expenses, and to provide funds for ongoing general corporate purposes of the Parent and Trinity after completion of the Merger, and that no external financing other than the financing described herein will be required in connection with the Acquisition and the Merger. References herein to the "Transaction" shall include the Acquisition, the Merger, the financing described herein, the refinancing of existing debt, and all other transactions related to the Acquisition and the Merger.

     In connection with the foregoing, Bank of America is pleased to offer to be the sole and exclusive administrative agent (in such capacity, the "Administrative Agent") for up to $150,000,000 of Senior Secured Credit Facilities (the "Credit Facilities") to Newco, and Bank of America is pleased to offer its commitment to lend up to $150,000,000 of the Credit Facilities, upon and subject to the terms and conditions of this letter and the Summary of Terms and Conditions attached hereto (the "Summary of Terms"). NMS is pleased to advise you of its willingness, as sole and exclusive Lead Arranger and Book Manager for the Credit Facilities, to use its best efforts to form a syndicate of financial institutions (the "Lenders") reasonably acceptable to the Parent and Newco for the Credit Facilities.


COMMITMENT LETTER - Page 1

     Bank of America will act as sole and exclusive Administrative Agent for the Credit Facilities and NMS will act as sole and exclusive Lead Arranger and Book Manager for the Credit Facilities. No additional agents, co-agents, or arrangers will be appointed and no other titles will be awarded without the prior written approval of Bank of America and NMS, subject to the further provisions hereof.

     NMS intends to commence syndication efforts promptly upon Newco's commencement of the Tender Offer or other publicly disclosed agreement with Trinity regarding the Acquisition, and the Parent agrees to actively assist, and to cause Newco and Trinity to assist, NMS in achieving a syndication of the Credit Facilities that is satisfactory to NMS and Bank of America. Such assistance shall include, as applicable, (a) the Parent providing and causing its advisors to provide NMS, Bank of America, and the other Lenders, upon request, with all information reasonably deemed necessary by NMS and Bank of America to complete the syndication, including, but not limited to, information and evaluations prepared by the Parent, Newco, and Trinity and their advisors, or on their behalf, relating to the Transaction, (b) assistance in the preparation of an information package for delivery to potential syndicate members and participants to be used in connection with the syndication, (c) the Parent using commercially reasonable efforts to ensure that the syndication efforts benefit materially from its existing lending relationships, and (d) otherwise assisting NMS and Bank of America in their syndication efforts, including, without limitation, by making senior management and advisors of the Parent, Newco, and Trinity and their subsidiaries available from time to time to attend and make presentations regarding the business and prospects of the Parent and Trinity and their subsidiaries, as appropriate, at one or more meetings of prospective Lenders.

     Bank of America and NMS agree to consult with the Parent with respect to syndication of the Credit Facilities. Notwithstanding the foregoing, it is understood and agreed that Bank of America and NMS will manage and control all aspects of the syndication, including, without limitation, (a) decisions as to the selection of proposed Lenders and any titles offered to proposed Lenders,
(b) when commitments will be accepted, and (c) the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Credit Facilities will receive compensation from the Parent or Newco in order to obtain its commitment, except on the terms contained herein and in the Summary of Terms. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at the sole discretion of Bank of America and NMS and that any syndication prior to execution of the definitive documentation for the Credit Facilities will reduce the commitment of Bank of America.

     In the event that such syndication cannot be achieved in a manner satisfactory to Bank of America and NMS under the structure outlined in the Summary of Terms, the Parent agrees, and it will cause Newco to agree, that Bank of America and NMS shall be entitled, in consultation with the Parent and Newco, to change the pricing, structure, or other terms of the Credit Facilities if Bank of America and NMS determine that such changes are advisable to ensure a successful syndication or an optimal credit structure. A successful syndication would be one in which Bank of America is able to achieve its targeted hold level of $30,000,000 for the Credit Facilities. The agreement in this paragraph shall survive closing of the Credit Facilities.


COMMITMENT LETTER - Page 2

     The commitment of Bank of America hereunder and the agreement of NMS to provide the services described herein are subject to the satisfaction of each of the following conditions precedent in a manner acceptable to Bank of America and NMS in their sole discretion: (a) each of the terms and conditions set forth herein and in the Summary of Terms; (b) the absence of a material breach of any representation, warranty, or agreement of the Parent set forth herein; (c) execution by the Parent, Newco, Trinity, and/or other appropriate parties of such agreements and other related documentation as required to consummate the Transaction (collectively, the "Transaction Documents") and, as appropriate, filing of such Transaction Documents with the Securities and Exchange Commission, all of such Transaction Documents which shall be in form and substance reasonably acceptable to Bank of America and NMS; (d) completion of the Transaction subject only to funding of the Credit Facilities as required to complete the Transaction; (e) satisfaction of Bank of America and NMS that prior to and during the syndication of the Credit Facilities there shall be no competing offering, placement, or arrangement of any debt securities or bank financing by or on behalf of the Parent, Newco, or Trinity; (f) the negotiation, execution, and delivery of definitive documentation for the Credit Facilities consistent with the Summary of Terms and otherwise satisfactory to Bank of America and NMS; (g) since the date hereof, no material adverse change in or material disruption of conditions in the financial, banking, or capital markets which Bank of America and NMS, in their sole discretion, deem material in connection with the syndication of the Credit Facilities shall have occurred and be continuing; (h) no material adverse change in the business, assets, liabilities (actual or contingent), operations, condition, (financial or otherwise), or prospects of the Parent, Newco, or Trinity, in each case together with its subsidiaries taken as a whole, or in the facts and information regarding such entities as represented to date shall have occurred or become known to Bank of America or NMS; and (i) neither Bank of America nor NMS becoming aware after the date hereof of any information or other matter which reflects that any of the information delivered to Bank of America or NMS or any representation or warranty set forth in the following paragraph is false or misleading in any material respect, or in the continuing review by Bank of America and NMS of the Parent, Newco, and Trinity, and their respective subsidiaries, additional information or developments concerning conditions or events with respect to the Parent, Newco, or Trinity which reflects that any of the information delivered to Bank of America or NMS or any representation or warranty set forth in the following paragraph is false or misleading in any material respect (in any such case either Bank of America or NMS may, in its sole discretion, (A) suggest alternative financing amounts or structures that ensure adequate protection for the Lenders or (B) terminate this letter and any commitment or undertaking hereunder).

     The Parent hereby represents, warrants, and covenants that (a) all information, other than the Projections (as defined below), which has been or is hereafter made available to Bank of America or NMS or the Lenders by the Parent or any of its representatives in connection with the transactions contemplated hereby (the "Information") is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, and (b) all financial projections concerning the Parent, Newco, and Trinity and their respective subsidiaries that have been or are hereafter made available to Bank of America or NMS or the Lenders by the Parent or any of its representatives (the "Projections") have been or will be prepared in good faith based upon assumptions the Parent believes to be reasonable. The Parent agrees to furnish Bank of America and NMS with such Information and Projections as Bank of America or NMS may reasonably request

COMMITMENT LETTER - Page 3
and to supplement the Information and the Projections from time to time until the closing date for the Credit Facilities so that the representations, warranties, and covenants in the preceding sentence are correct on such closing date. The Parent understands that in arranging and syndicating the Credit Facilities, Bank of America and NMS will be using and relying on the Information and the Projections without independent verification thereof.

     By acceptance of this offer, the Parent agrees to pay all reasonable out-of-pocket fees and expenses (including, without limitation, reasonable attorneys' fees and expenses, the allocated cost of internal counsel, and due diligence expenses) incurred before or after the date hereof by Bank of America and NMS in connection with the Credit Facilities, the syndication thereof, and the other transactions contemplated hereby.

     THE PARENT AGREES TO INDEMNIFY AND HOLD HARMLESS BANK OF AMERICA, NMS, EACH LENDER, AND EACH OF THEIR AFFILIATES AND THEIR DIRECTORS, OFFICERS, EMPLOYEES, ADVISORS, AND AGENTS (EACH, AN "INDEMNIFIED PARTY") FROM AND AGAINST (AND WILL REIMBURSE EACH INDEMNIFIED PARTY AS THE SAME ARE INCURRED) ANY AND ALL LOSSES, CLAIMS, DAMAGES, LIABILITIES, AND EXPENSES (INCLUDING, WITHOUT LIMITATION, THE REASONABLE FEES AND EXPENSES OF COUNSEL AND THE ALLOCATED COST OF INTERNAL COUNSEL) THAT MAY BE INCURRED BY OR ASSERTED OR AWARDED AGAINST ANY INDEMNIFIED PARTY, IN EACH CASE ARISING OUT OF OR IN CONNECTION WITH OR BY REASON OF (INCLUDING, WITHOUT LIMITATION, IN CONNECTION WITH ANY INVESTIGATION, LITIGATION, OR PROCEEDING OR PREPARATION OF A DEFENSE IN CONNECTION THEREWITH)
(A) THE TRANSACTION (AS DEFINED HEREIN) OR ANY SIMILAR TRANSACTION AND ANY OF THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, OR (B) THE CREDIT FACILITIES OR ANY OTHER FINANCINGS, OR ANY USE MADE OR PROPOSED TO BE MADE WITH THE PROCEEDS THEREOF (INCLUDING, WITHOUT LIMITATION, ANY CLAIM ARISING OUT OF THE NEGLIGENCE OF ANY INDEMNIFIED PARTY), UNLESS AND ONLY TO THE EXTENT THAT, AS TO ANY INDEMNIFIED PARTY, IT SHALL BE DETERMINED IN A FINAL, NONAPPEALABLE JUDGMENT BY A COURT OF COMPETENT JURISDICTION THAT SUCH LOSSES, CLAIMS, DAMAGES, LIABILITIES, OR EXPENSES RESULTED PRIMARILY FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH INDEMNIFIED PARTY OR FROM THE INTENTIONAL BREACH BY SUCH INDEMNIFIED PARTY OF ITS COMMITMENT UNDER THE TERMS OF THIS LETTER. IN THE CASE OF ANY INVESTIGATION, LITIGATION, OR PROCEEDING TO WHICH THE INDEMNITY IN THIS PARAGRAPH APPLIES, SUCH INDEMNITY SHALL BE EFFECTIVE WHETHER OR NOT SUCH INVESTIGATION, LITIGATION, OR PROCEEDING IS BROUGHT BY THE PARENT, NEWCO, TRINITY, OR ANY OF THEIR SHAREHOLDERS OR CREDITORS OR ANY OTHER PARTY, OR AN INDEMNIFIED PARTY AND WHETHER OR NOT THE TRANSACTION IS CONSUMMATED. THE PARENT AGREES THAT NO INDEMNIFIED PARTY SHALL HAVE ANY LIABILITY TO THE PARENT OR ITS SUBSIDIARIES OR AFFILIATES OR TO ITS OR THEIR RESPECTIVE SECURITY HOLDERS OR CREDITORS FOR ANY INDIRECT OR CONSEQUENTIAL DAMAGES ARISING OUT OF, RELATED TO,

COMMITMENT LETTER - Page 4

OR IN CONNECTION WITH THE TRANSACTION, THE CREDIT FACILITIES, OR ANY OTHER FINANCINGS.

     The provisions of the immediately preceding two paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Credit Facilities shall be executed and notwithstanding the termination of this letter or any commitment or undertaking hereunder.

     THIS LETTER AND THE FEE LETTER SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS. EACH OF BANK OF AMERICA, NMS, AND THE PARENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS LETTER, THE SUMMARY OF TERMS, THE FEE LETTER, THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, OR THE ACTIONS OF BANK OF AMERICA OR NMS IN THE NEGOTIATION, PERFORMANCE, OR ENFORCEMENT HEREOF.

     This letter, together with the Summary of Terms and the Fee Letter, are the only agreements that have been entered into among Bank of America, NMS, and the Parent with respect to the Credit Facilities and set forth the entire understanding of the parties with respect thereto. This letter may be modified or amended only by the written agreement of Bank of America, NMS, and the Parent. This letter is not assignable by the Parent without the prior written consent of Bank of America and NMS and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

     The offer set forth in this letter will expire at 12:00 midnight, Dallas, Texas time on April 26, 1999 unless the Parent executes this letter and the Fee Letter and returns them to Bank of America and NMS, respectively, prior to that time (which may be by facsimile transmission), whereupon this letter and the Fee Letter (each of which may be signed in one or more counterparts) shall become binding agreements. Thereafter, the undertaking and commitment evidenced hereby will expire on the earliest to occur of (a) the closing of the Transaction without the use of the Credit Facilities, (b) the acceptance by Trinity or any of its affiliates of an offer for all or any substantial part of the capital stock or assets of Trinity other than the offer contemplated hereby, or (c) June 30, 1999, unless definitive documentation for the Credit Facilities is executed and delivered prior to such date and all conditions to initial funding of the Credit Facilities pursuant to such documentation have been met by such date.

     THIS WRITTEN AGREEMENT (WHICH INCLUDES THE SUMMARY OF TERMS AND CONDITIONS) AND THE FEE LETTER REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

COMMITMENT LETTER - Page 5

     We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION


By: /s/ Michael J. McCutchin
    --------------------------------------
        Michael J. McCutchin
        Managing Director


NATIONSBANC MONTGOMERY SECURITIES LLC


By: /s/ Joseph Siegel, Jr.
    --------------------------------------
        Joseph Siegel, Jr.
        Managing Director



COMMITMENT LETTER - Page 6

Accepted and Agreed to
as of April 26, 1999:

INTERVOICE, INC.


By: /s/ ROB-ROY J. GRAHAM
   ---------------------------------------
Name: Rob-Roy J. Graham
     -------------------------------------
Title: Chief Financial Officer
      ------------------------------------


COMMITMENT LETTER - Page 7

                         SUMMARY OF TERMS AND CONDITIONS
                                INTERVOICE, INC.
             PROPOSED $150,000,000 SENIOR SECURED CREDIT FACILITIES

BORROWER:                InterVoice Acquisition Subsidiary III, Inc., a Nevada
                         corporation ("Newco").

                    InterVoice, Inc., a Texas corporation (the "Parent") will form a wholly-owned subsidiary, Newco, which will acquire (the "Acquisition") the outstanding capital stock of and be merged with and into Brite Voice Systems, Inc. a Kansas corporation ("Trinity"). Newco will make a tender offer (the "Tender Offer") for at least a majority of the issued and outstanding shares of common stock (the "Shares") of Trinity, pursuant to the certain Acquisition Agreement and Plan of Merger dated on or about April 26, 1999 (the "Merger Agreement"), among the Parent, Newco, and Trinity. The Merger Agreement also provides for the merger (the "Merger") of Newco and Trinity as soon as is practicable after completion of the Tender Offer, subject to any necessary approval of the Merger by the shareholders of Trinity (the survivor of the Merger).

GUARANTORS:         The Credit Facilities (as defined below) shall be guaranteed by the Parent and each material existing and future direct and indirect domestic subsidiary (individually a "Subsidiary" and collectively the "Subsidiaries") of the Parent, excluding Newco and Trinity (collectively, the
                    "Guarantors"); provided that neither Trinity nor any of its subsidiaries shall be required to guarantee the Credit
                    Facilities prior to the Merger, and after the Merger Trinity shall be the borrower under the Credit Facilities. All guarantees shall be guarantees of payment and not of collection.

ADMINISTRATIVE
AGENT: Bank of America National Trust and Savings Association (the "Administrative Agent") will act as sole and exclusive administrative and collateral agent. The Administrative Agent will negotiate with the Parent and Newco, act as the primary contact for the Parent and Newco, and perform all other duties associated with the role of exclusive administrative agent. No other agents or co-agents may be appointed without the prior written consent of the Administrative Agent, NMS (as defined below), and the Parent.

LEAD ARRANGER AND
BOOK MANAGER:       NationsBanc Montgomery Securities LLC ("NMS").

LENDERS: A syndicate of financial institutions (including Bank of America National Trust and Savings Association) arranged by NMS, which institutions shall be acceptable to the Parent and the Administrative Agent (collectively, the "Lenders").

CREDIT FACILITIES:  An aggregate principal amount of up to $150,000,000 will be available upon the terms and conditions hereinafter set forth:


SUMMARY OF TERMS AND CONDITIONS - Page 1

                    Tender Facility: $125,000,000 tender facility (the "Term Loan Facility"). The Term Loan Facility will be available to Newco in order to fund the Tender Offer and the Merger. The proceeds of loans under the Term Loan Facility will be used only to finance in part (a) the cash portion of the purchase price of Trinity's capital stock as follows: (i) acquisition by Newco of not less than the Minimum Shares (as defined below) of Trinity pursuant to the Tender Offer and (ii) not less than 100% of the outstanding capital stock of Trinity pursuant to the Merger, and (b) the payment of interest, fees, and other expenses incurred in connection with the Tender Offer and the Merger.

                    Revolving Credit Facility: $25,000,000 revolving credit facility (the "Revolving Credit Facility"), which will include a $5,000,000 sublimit for the issuance of standby and commercial letters of credit (each a "Letter of Credit"). Letters of Credit will be issued by Bank of America National Trust and Savings Association (in such capacity, the "Fronting Bank"), and each Lender will purchase an irrevocable and unconditional participation in each Letter of Credit.

                    The Revolving Credit Facility and the Term Loan Facility are collectively referred to herein as the "Credit Facilities".

PURPOSE: Subject to the other terms of this Summary of Terms and Conditions, the proceeds of the Credit Facilities shall be used as follows: (a) the Revolving Credit Facility shall be used, in part, for an advance to the Parent which shall be used to repay the indebtedness of the Parent under that certain Amended and Restated Loan Agreement dated as of November 18, 1998 (the "Existing Credit Agreement") between NationsBank, N.A. and the Parent, up to $10,000,000 of (i) the cash portion of the Tender Offer and the Merger and (ii) part of the fees and expenses incurred in connection with the Acquisition and the Merger (the "Transaction Costs"), and for working capital and other general corporate purposes of the Parent and its Subsidiaries; and (b) the Term Loan Facility shall be used to pay (i) the cash portion of the purchase price for Trinity in the Tender Offer and the Merger pursuant to the Merger Agreement and (ii) part of the Transaction Costs.

CLOSING: The execution of definitive loan documentation, to occur on or before June 30, 1999 ("Closing").

INTEREST RATES:     As set forth in Addendum I.

MATURITY:           The Revolving Credit Facility shall terminate and all
                    amounts outstanding thereunder shall be due and payable in full upon the earlier to occur of (a) the termination, whether by acceleration or otherwise, or maturity of the Term Loan Facility or (b) August 31, 2003.

                    The Term Loan Facility shall be subject to repayment according to the Scheduled Amortization with the first payment due on May 31, 2000 and continuing on the last day of each August, November, February, and May


SUMMARY OF TERMS AND CONDITIONS - Page 2
                    thereafter with the final payment of all amounts outstanding thereunder being due and payable in full on August 31, 2003.

AVAILABILITY/
SCHEDULED
AMORTIZATION:       Revolving Credit Facility: Subject to compliance with
                    applicable law, including, without limitation, Regulation U of the Federal Reserve ("Regulation U"), loans under the Revolving Credit Facility ("Revolving Credit Loans") may be made, and Letters of Credit may be issued, in each case subject to availability.

                    Term Loan Facility: Subject to compliance with applicable law, including, without limitation, Regulation U, loans made under the Term Loan Facility ("Term Loans") will be available up to the aggregate amount of the Term Loan Facility as follows: (a) at the time of Closing, for an amount equal to the cash portion of the aggregate purchase price of the shares of Trinity's capital stock tendered pursuant to the Tender Offer and (b) at the time of the Merger, for an amount equal to the unpaid cash portion of the purchase price for Trinity and to pay any unpaid Transaction Costs. The Term Loan Facility will be subject to quarterly amortization of principal, based upon the annual amounts set forth below (the "Scheduled Amortization").

                                     Scheduled Amortization
                                     ----------------------
                             May 31, 2000               $ 5,000,000
                             August 31, 2000            $ 5,000,000
                             November 30, 2000          $ 7,500,000
                             February 28, 2001          $ 7,500,000
                             May 31, 2001               $ 7,500,000
                             August 31, 2001            $ 7,500,000
                             November 30, 2001          $10,000,000
                             February 28, 2002          $10,000,000
                             May 31, 2002               $10,000,000
                             August 31, 2002            $10,000,000
                             November 30, 2002          $10,000,000
                             February 28, 2003          $10,000,000
                             May 31, 2003               $12,500,000
                             August 31, 2003            $12,500,000

                    Notwithstanding anything else herein or elsewhere to the contrary, unless waived by the Required Lenders (as defined in the loan documentation), all outstanding principal and all accrued and unpaid interest under the Credit Facilities shall be immediately due and payable if (a) the Merger does not occur upon the later to occur of September 28, 1999 or within 120 days after the Closing or (b) the Parent or Newco takes any action to terminate the Merger Agreement or elects for any other reason not to consummate the Merger.


SUMMARY OF TERMS AND CONDITIONS - Page 3

SECURITY:           Concurrently with the initial advance under the Credit
                    Facilities, the Administrative Agent (on behalf of the Lenders) shall receive a first priority perfected security interest in (a) all of the capital stock of each of the domestic Subsidiaries of the Parent (including, without limitation, Newco), and 65% of the capital stock of each first tier foreign Subsidiary of the Parent, which capital stock shall not be subject to any other lien or encumbrance and (b) subject to permitted liens, all other present and future material assets and properties of the Parent and its material domestic Subsidiaries (including, without limitation, accounts receivable and proceeds, inventory, real property, machinery and equipment, contracts, trademarks, copyrights, patents, license rights, and general intangibles), including, without limitation, Trinity and its subsidiaries; provided that Trinity and its subsidiaries shall not be required to pledge such assets and properties until completion of the Merger. Without limiting the foregoing, but subject to the requirements of Regulation U, all capital stock of Trinity owned by Newco or the Parent shall be pledged as collateral for the Credit Facilities.

                    The priority of the lien and security interest of the Administrative Agent shall be supported by such landlord and mortgagee waivers, warehousemen and bailee letters, third party consents, intercreditor agreements, and other agreements as shall be reasonably required by the Administrative Agent, in each case in form and substance reasonably satisfactory to the Administrative Agent.

MANDATORY
PREPAYMENTS AND
COMMITMENT
REDUCTIONS:         In addition to the Scheduled Amortization, the Term Loan
                    Facility will be prepaid by an amount equal to (a) 100% of the net cash proceeds of all asset sales by the Parent or any Subsidiary (including, without limitation, sales of stock of Subsidiaries), subject to limitations for individual and cumulative asset sales in the ordinary course of business and de minimus baskets and reinvestment provisions to be agreed upon, and net of selling expenses and taxes to the extent such taxes are paid, (b) 100% of the net cash proceeds from the issuance of any debt (excluding certain permitted debt to be agreed upon) by the Parent or any Subsidiary of the Parent, and (c) 100% of the net cash proceeds from the issuance of equity (excluding equity issued exclusively as payment for permitted acquisitions and asset purchases) by the Parent or any Subsidiary of the Parent if the Parent's Leverage Ratio (as defined below) is greater than 1.00 to 1.00. In addition to the prepayments set forth above and in the event that the Term Loans have been fully repaid any prepayment required pursuant to clause
                    (a) above shall be applied to the ---------- Revolving
                    Credit Loans with a corresponding reduction of the Revolving
                    Credit Facility commitment.

                    In addition to the Scheduled Amortization, the Term Loan Facility will be prepaid annually, within 120 days following the Parent's fiscal year end, by an amount equal to the lesser of (a) 75% of the Parent's consolidated "excess cash flow" or (b) an amount required to reduce the ratio of the Parent's


SUMMARY OF TERMS AND CONDITIONS - Page 4
                    consolidated Funded Debt (as to be defined in the loan documentation) to EBITDA (as defined below) (such ratio is referred to hereinafter as the "Leverage Ratio") to 1.0 to
                    1.0. "Excess cash flow" will be defined in the loan documentation as the Parent's consolidated EBITDA, minus interest expense, minus cash income taxes, minus capital expenditures, minus scheduled payments of principal on funded debt, minus optional prepayments of principal, minus that portion of cash non-recurring charges which were added back in determining EBITDA; provided that excess cash flow shall not include, in the aggregate for the term of the Credit Facilities and without duplication, the first $10,000,000 of such calculation to the extent such amount is used to repay outstanding principal under the Revolving Facility. The calculation of excess cash flow shall take into consideration such permitted activities of the Parent, Newco, and Trinity as required to give effect to cash transactions otherwise affecting excess cash flow (i.e. permitted cash acquisitions, etc.).

                    The prepayments described above shall be applied to reduce the Term Loans in the inverse order of maturity of the remaining installments of principal of the Term Loans.

OPTIONAL
PREPAYMENTS AND
COMMITMENT
REDUCTIONS:         Newco may prepay the Credit Facilities in whole or in part at any time without penalty, subject to reimbursement of the Lenders' breakage and redeployment costs in the case of prepayment of LIBOR borrowings. Optional prepayments shall be applied ratably to reduce each remaining installment of principal on the Term Loans. The unutilized portion of any commitment under the Credit Facilities in excess of the stated amount of all Letters of Credit may be irrevocably canceled in whole or in part.

CONDITIONS PRECEDENT
TO CLOSING AND INITIAL
FUNDING: The Closing (and the initial funding) of the Credit Facilities will be subject to satisfaction of conditions precedent usual and customary for leveraged financings of this type as applied by the Administrative Agent acting in its capacity as a lender generally, including, but not limited to, the following:

                    (i) The negotiation, execution, and delivery of definitive documentation for the Credit Facilities satisfactory to NMS, the Administrative Agent, and the Lenders, which shall include, without being limited to (a) satisfactory opinions of counsel to Newco, the Parent, and each other Guarantor (which shall cover, among other things, authority, legality, validity, binding effect, enforceability of the documents for the Credit Facilities, and compliance with applicable law, including, without limitation, Regulation U) and of local counsel and such other customary closing documents as the Administrative Agent shall reasonably request, and
                              (b) satisfactory evidence that the Administrative Agent (on behalf of the Lenders)


SUMMARY OF TERMS AND CONDITIONS - Page 5
                              holds a perfected, first priority lien in all of the collateral for the Credit Facilities, subject to no other liens except for permitted liens to be determined.

                    (ii) The Merger Agreement (including, without limitation, all schedules and exhibits thereto) regarding Trinity and all other documents and materials filed publicly by the Parent, Newco, or Trinity (collectively, the "Merger Documents") shall have been furnished to the Administrative Agent in their final form (as reviewed by the Administrative Agent on April 26, 1999), and shall provide for an aggregate consideration consisting of cash and a variable amount of the Parent's common stock, with the cash portion of the purchase price not to exceed $123,000,000. The Merger Documents shall have been consummated in accordance with the terms thereof and in compliance with applicable law and regulatory approvals. The Merger Documents shall not have been altered, amended, or otherwise changed or supplemented in any material respect or any material condition therein waived without the prior written consent of the Administrative Agent.

                    (iii) There shall have been validly tendered, and Newco shall have accepted for purchase, not less than the minimum amount of shares of Trinity's capital stock pursuant to the charter and constituent documents of Trinity and according to applicable law (the "Minimum Shares") so that the shares owned by Newco after completion of the Tender Offer shall at all times be an amount in excess of the number required to approve the Merger. The tender and purchase of such shares shall have been pursuant to and in accordance with, documentation reasonably satisfactory to the Administrative Agent and there not having been any material change in the shares of Trinity outstanding as of April 26, 1999, other than in connection with the exercise of options outstanding on such date.

                    (iv) The Acquisition and Merger shall be in compliance with applicable law, including, without limitation, regulations of the Securities and Exchange Commission, and shall be effective in a manner to be exempt from Sections 17-12,101 through 17-12,104 of the Kansas Statutes Annotated or any other similar control share statute.

                    (v) Any "poison pill" rights of Trinity shall have been redeemed by the board of directors of Trinity, or the Administrative Agent and the Lenders shall be satisfied that they have been invalidated or otherwise will not be triggered.

                    (vi) The corporate capital and ownership structure (including, without limitation, articles of incorporation and by-laws), shareholders agreements, and management of the Parent and its Subsidiaries (after giving effect to the Acquisition) including, without limitation, the execution of employment contracts, shall be satisfactory to the Administrative Agent.


SUMMARY OF TERMS AND CONDITIONS - Page 6

                    (vii) All governmental, shareholder, and third party consents (including, without limitation, Hart-Scott Rodino clearance) and approvals necessary for the consummation of the Tender Offer, the Merger, the related financings, and the other transactions contemplated hereby shall have been obtained, all such consents and approvals shall be in force and effect, and all applicable waiting periods shall have expired without any action being taken by any authority that could restrain, prevent, or impose any material adverse conditions on the Tender Offer, the Acquisition, or the Merger or such other transactions or that could seek or threaten any of the foregoing, and no law or regulation shall be applicable which could have such effect.

                    (viii) There shall not exist (a) any order, decree, judgment, ruling, or injunction which restrains the consummation of the Merger in the manner contemplated by the Merger Documents, and (b) any pending or threatened action, suit, investigation, or proceeding, which would reasonably be expected to have a material adverse effect on the Borrower and its Subsidiaries (including, without limitation, Trinity and its subsidiaries (direct or indirect)) taken as a whole, any transaction contemplated hereby or the ability of the Borrower and its Subsidiaries or any other Guarantor to perform its obligations under the documentation for the Credit Facilities or the ability of the Lenders to exercise their rights thereunder.

                    (ix) There shall not have occurred a material adverse change in the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise), or prospects of the Parent and its Subsidiaries (taken as a whole) since February 28, 1999, or Trinity and its subsidiaries (direct and indirect and taken as a whole) since December 31, 1998, or in the facts and information regarding such entities as represented to date.

                    (x) No default or event of default shall have occurred and be continuing under any capital stock or debt of the Borrower, Newco, or Trinity or any of their subsidiaries (direct or indirect), either before or after giving effect to the Tender Offer and the Merger, or would result from the transactions contemplated hereby.

                    (xi) The Parent, Newco, Trinity, and their respective subsidiaries (direct and indirect), after giving effect to the Tender Offer and the Merger as contemplated hereby, and after the initial funding of the Credit Facilities, will have no material indebtedness other than as set forth in a schedule attached hereto.


SUMMARY OF TERMS AND CONDITIONS - Page 7

                    (xii) The Administrative Agent shall be satisfied that the amount of committed financing available to Newco shall be sufficient to meet the ongoing financing needs of the Parent and its Subsidiaries after giving effect to the Merger and there shall be no less than $15,000,000 of availability under the Revolving Credit Facility at Closing after giving effect to the Acquisition and all borrowings under the Revolving Credit Facility on such date.

                    (xiii) Newco shall have entered into interest rate protection agreements (or shall enter into such agreements within 120 days of Closing) satisfactory to the Administrative Agent, which agreements shall provide coverage in an amount equal to at least $50,000,000 and for a duration of at least three (3) years from Closing.

                    (xiv) The Administrative Agent, NMS, any Lender, and/or their affiliates shall have received all fees and expenses required to be paid on or before Closing.

                    (xv) The termination of the Parent's and Trinity's respective existing credit facilities.

                    (xvi) The Parent shall have received opinions from Trinity's legal counsel in form and substance and with regard to such matters as shall be reasonably acceptable to the Administrative Agent.

ON-GOING CONDITIONS
PRECEDENT:                    The making of the initial loans under the Term
                              Loan Facility and all other loans under the Credit
                              Facilities will be conditioned upon (a) all representations and warranties in all credit and security documents (including, without limitation, the material adverse change and litigation representations, which will be consistent with the conditions set forth in clause (viii) and clause
                              (ix) under "Conditions Precedent to Closing and
                              Initial Funding" above, and compliance with law and regulatory requirements representations) being true and correct in all material respects, (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such initial loan or other loan, and (c) except as disclosed in the Merger
                              Documents, no governmental inquiries, injunctions, or restraining orders instituted or pending, or any statute or rule enacted, promulgated, entered, or enforced which would have a material adverse effect upon Borrower and its Subsidiaries (taken as a whole) or Trinity and its direct or indirect subsidiaries (taken as a whole).

OTHER MATTERS:                Newco will be prohibited from engaging in any
                              business activity other than related to the Tender
                              Offer, the Merger, and entering into the loan documentation.


SUMMARY OF TERMS AND CONDITIONS - Page 8

REPRESENTATIONS AND
WARRANTIES:                   Usual and customary for leveraged financings
                              generally and for this transaction in particular, including, but not limited to, the following: (a) corporate existence and status; (b) corporate power and authority/enforceability; (c) no violation of law or contracts or organizational documents; (d) no material litigation; (e) correctness of specified financial statements and other information and no material adverse change;
                              (f) no required governmental or third party approvals other than those which have been obtained prior to Closing; (g) use of proceeds/compliance with margin regulations; (h) status under the Investment Company Act; (i) ERISA matters; (j) environmental matters; (k) perfected liens and security interests; (l) payment of taxes; (m) accuracy of disclosure; (n) Year 2000 preparedness; (o) consummation of the Acquisition and the Merger; and (p) compliance with applicable law.

COVENANTS:                    Usual and customary for leveraged financings
                              generally and for this transaction in particular, including, but not limited to, the following: (a) delivery of financial statements and other reports; (b) delivery of compliance certificates;
                              (c) delivery of notices of default, material litigation, and material governmental and environmental proceedings; (d) compliance with laws (including, without limitation, environmental laws and ERISA) and material contractual obligations; (e) payment of taxes; (f) maintenance of insurance; (g) limitation on liens and negative pledges; (h) limitation on mergers, consolidations, and sales of assets; (i) limitation on incurrence of debt; (j) limitation on dividends, stock redemptions, and the redemption and/or prepayment of other debt; (k) limitation on investments (including, without limitation, loans and advances) and acquisitions
                              (with permitted acquisitions to be allowed as follows: cash consideration for any individual permitted acquisition shall not exceed $5,000,000 or $10,000,000 for all permitted acquisitions occurring during the term commencing on the Closing date and ending on August 31, 2003, and stock consideration for any individual permitted acquisition shall not exceed $25,000,000 or $50,000,000 for all permitted acquisitions occurring during the term commencing on the Closing date and ending on August 31, 2003;
                              provided that the aggregate levels of permitted acquisitions set forth in this clause (k) will be eliminated and cash consideration for permitted acquisitions shall be increased to $10,000,000 for any single acquisition and stock consideration for permitted acquisitions shall be increased to $50,000,000 for any single acquisition if the Parent's Leverage Ratio is equal to or less than
                              1.0 to 1.0 after giving effect to any such planned acquisition); (l) annual limitation on capital expenditures of $20,000,000; (m) limitation on transactions with affiliates; and (n) Year 2000 compliance.


SUMMARY OF TERMS AND CONDITIONS - Page 9

                              Key financial covenants, calculated based on the Parent's consolidated financial statements and otherwise prepared in accordance with GAAP, shall be:

                                        Adjusted Net Worth -- Adjusted Net Worth shall not be less than the sum of (i) 75% of Adjusted Net Worth on February 28, 1999, plus (ii) 75% of any increase in Adjusted Net Worth which is attributable to the Acquisition or the Merger (or minus 100% of any decrease in Adjusted Net Worth attributable to the acquisition or the Merger, as applicable), plus (iii) 75% of positive Net Income for each completed fiscal quarter from and after February 28, 1999, plus (iv) 100% of any increase in Adjusted Net Worth attributable to issuance of equity securities of the Parent or any Subsidiary from and after February 28, 1999 other than shares to be issued in connection with the Acquisition and the Merger.

                                        Leverage Ratio -- Leverage Ratio as of
                                        any fiscal quarter end (calculated for
                                        the preceding four fiscal quarters) not
                                        to exceed, (i) 2.5 to 1.0 from the
                                        Closing date through November 30, 1999,
                                        (ii) 2.0 to 1.0 from February 28, 2000
                                        through November 30, 2000, and (iii) 1.5 to 1.0 from February 28, 2001 and thereafter.

                                        Fixed Charge Coverage Ratio -- Fixed
                                        Charge Coverage Ratio as of any fiscal
                                        quarter end (calculated for the
                                        preceding four fiscal quarters) to not
                                        be less than (i) 1.50 to 1.0 from the
                                        Closing date through November 30, 2000,
                                        and (ii) 1.25 to 1.0 from February 28,
                                        2001 and thereafter.

                              The following definitions shall apply in connection with the preceding calculations:

                                   "Adjusted Cash Flow" -- for the period in
                              question, EBITDA for such period, minus the sum of
                              (i) capital expenditures to the extent paid during such period, and (ii) taxes to the extent paid during such period.

                                   "Adjusted Net Worth" -- as of any date, the
                              sum of (i) shareholder's equity, plus (ii) any non-cash, non-recurring charges, minus (iii) any non-recurring gains, plus (iv) other non-recurring charges up to $10,000,000 in the aggregate during the term of the Credit Facilities.

                                   "EBITDA" -- for any period, the sum of (i)
                              Net Income, plus (ii) taxes to the extent included in the determination of Net Income, plus (iii) interest expense to the extent included in the determination of Net Income, plus (iv) all amounts attributable to

SUMMARY OF TERMS AND CONDITIONS - Page 10
                              amortization and/or depreciation of assets to the extent included in the determination of Net Income, plus (v) any other non-cash, non-recurring charges to the extent included in the determination of Net Income, minus (vi) any other non-recurring gains to the extent included in the determination of Net Income, plus (vii) other non-recurring charges up to $10,000,000 in the aggregate during the term of the Credit Facilities.

                                   "Fixed Charge Coverage Ratio" -- as of the
                              last day of any fiscal quarter, the ratio of (i) Adjusted Cash Flow for the four fiscal quarters immediately preceding to (ii) Fixed Charges for such period.

                                   "Fixed Charges" -- for any period, the sum of
                              (i) cash interest expense to the extent included in the determination of Net Income for such period and paid during such period, plus (ii) scheduled principal payments on funded debt.

                                   "Leverage Ratio" -- as of the last day of any
                              fiscal quarter, the ratio of (i) funded debt to
                              (ii) EBITDA for the preceding four fiscal quarters.

                                   "Net Income" -- for any period, net income
                              after taxes.

EVENTS OF DEFAULT:            Usual and customary for leveraged financings
                              generally and for this transaction in particular, including, but not limited to, the following: (a) nonpayment of principal; (b) nonpayment of interest, fees, or other amounts within five days of their due date; (c) violation of certain covenants (negative covenants, agreement to maintain corporate existence, inspection rights, use of proceeds); (d) passage of thirty days after notice of violation of other covenants without a cure of such violation occurring, (e) inaccuracy of representations and warranties; (f) cross-default to other material agreements and indebtedness; (g) bankruptcy and other insolvency events; (h) material judgments; (i) ERISA matters;
                              (j) actual or asserted invalidity of any loan documentation or security interests; and (k) change of control.

ASSIGNMENTS AND
PARTICIPATIONS:               Each Lender will be permitted to make assignments
                              in minimum amounts of $10,000,000 (non-ratably with respect to the Credit Facilities) to other financial institutions approved by Newco (so long as no event of default under the Credit Facilities or incipient default has occurred and is continuing) and the Administrative Agent, which approval shall not be unreasonably withheld. The
                              Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate, and maturity date and releases of all or substantially all of the collateral and the Guarantors. An assignment fee of $3,500 shall be payable by the


SUMMARY OF TERMS AND CONDITIONS - Page 11
                              assigning Lender to the Administrative Agent upon the effectiveness of any such assignment (including, but not limited to, an assignment by a Lender to another Lender).

WAIVERS AND AMENDMENTS:       Amendments and waivers of the provisions of the
                              credit agreement and other definitive credit documentation will require the approval of Lenders holding loans and commitments representing more than 50% of the aggregate amount of loans and commitments under the Credit Facilities, except that the consent of all of the Lenders affected thereby shall be required with respect to (a) increases in the commitment of such Lenders, (b) reductions of principal, interest, or fees, (c) extensions of scheduled maturities or times for payment, (d) releases of material portions of the collateral, and (e) releases of all or substantially all of the Guarantors, excluding the Parent which shall require approval of all of the Lenders.

INDEMNIFICATION:              Newco shall indemnify the Administrative Agent,
                              NMS, and the Lenders and their respective affiliates from and against all losses, liabilities, claims, damages, or expenses arising out of or relating to the Acquisition, the Merger, the Credit Facilities, Newco's use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys' fees (including, without limitation, the allocated cost of internal counsel) and settlement costs. This indemnification shall survive and continue for the benefit of the indemnitees at all times after the Parent's acceptance of the Lenders' commitments for the Credit Facilities, notwithstanding any failure of the Credit Facilities to close.

GOVERNING LAW:                State of Texas.

FEES/EXPENSES:                As set forth in Addendum I.

OTHER: This Summary of Terms and Conditions is intended as an outline only of material terms of the Credit Facilities and does not purport to summarize all the conditions, covenants, representations, warranties, and other provisions which would be contained in definitive legal documentation for the Credit Facilities contemplated hereby. The Parent, Newco, and the other Guarantors and each of their subsidiaries and affiliates shall waive their right to a trial by jury.


SUMMARY OF TERMS AND CONDITIONS - Page 12

                                   ADDENDUM I
                                FEES AND EXPENSES

COMMITMENT FEE:               The Borrower will pay a fee (the "Commitment
                              Fee"), determined in accordance with the Performance Pricing grid set forth below, on the unused portion of each Lender's share of the Credit Facilities. The Commitment Fee is payable quarterly in arrears commencing upon Closing.

INTEREST RATES:               The Credit Facilities shall bear interest at a
                              rate equal to LIBOR plus the applicable margin or the Alternate Base Rate (to be defined as the higher of (i) the Bank of America prime rate or
                              (ii) the Federal Funds rate plus 0.50%) plus the applicable margin. The applicable margin during the period from the Closing until the Administrative Agent's receipt of the Borrower's
                              November 30, 1999 10-Q Report shall be 2.50% and
                              1.25% for LIBOR and Alternate Base Rate loans, respectively. Thereafter, the applicable margin in each case shall be determined in accordance with the Loan Pricing Grid set forth below. The
                              Borrower shall immediately reimburse the
                              Administrative Agent and the Lenders for any breakage costs, charges, or fees incurred with respect to LIBOR loans on account of the syndication of the Credit Facilities or as otherwise set forth in the loan documentation. The right of reimbursement referred to in the preceding sentence shall be in addition to and not in limitation of customary cost and yield protections.

                              The Borrower may select interest periods of 1, 2, 3, 6, or 12 months for LIBOR loans, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

                              A default rate shall apply on all loans
                              automatically upon the occurrence of an "Event of Default" (as defined in the loan documentation) at a rate per annum of 2.0% above the applicable interest rate.

PERFORMANCE PRICING:          The Commitment Fee and the applicable margin, for
                              any fiscal quarter, shall be the applicable rate per annum set forth in the applicable table below opposite the Leverage Ratio determined as of the last day of the immediately preceding fiscal quarter.


SUMMARY OF TERMS AND CONDITIONS - Page 13

                                Loan Pricing Grid


================================================================================
Level               Leverage Ratio     Applicable      Applicable   Commitment
                                       Margin for    Margin for ABR      Fee
                                       LIBOR Loans       Loans
================================================================================
  I      >= 2.00 to 1.00                   2.50%          1.25%           0.50%

--------------------------------------------------------------------------------
 II      >= 1.50 to 1.00 but < 2.00 to     2.25%          1.00%           0.50%
            1.00
--------------------------------------------------------------------------------
III      >= 0.75 to 1.00 but < 1.50 to     2.00%          0.75%           0.50%
            1.00
 IV      < 0.75 to 1.00                    1.75%          0.50%           0.50%
================================================================================


CALCULATION OF
INTEREST AND FEES:            Other than calculations in respect of interest at
                              the Alternate Base Rate (which shall be made on the basis of the actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of the actual number of days elapsed in a 360 day year.

COST AND YIELD PROTECTION:    Customary for transactions and facilities of this
                              type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset, and payments free and clear of withholding or other taxes.

LETTER OF CREDIT FEES:                  Letter of credit fees are due quarterly
                                        in arrears to be shared proportionately
                                        by the Lenders. Fees will be equal to
                                        the applicable margin for LIBOR loans on a per annum basis plus a fronting fee of 0.125% per annum to be paid to the Fronting Bank for its own account. Fees will be calculated on the aggregate stated amount for each Letter of Credit for the stated duration thereof. The
                                        Fronting Bank's customary expenses for
                                        issuance or negotiation of a letter of
                                        credit shall be paid by Newco upon
                                        issuance of the letter of credit.

EXPENSES:                     Newco will pay all reasonable costs and expenses
                              associated with the preparation, due diligence, administration, syndication, and enforcement of all documentation executed in connection with the Credit Facilities, including, without limitation, the reasonable legal fees of counsel to the Administrative Agent and NMS (including, without limitation, the allocated cost of internal counsel), regardless of whether or not the Credit
                              Facilities are closed. Newco will also pay the reasonable expenses of each Lender in connection with the enforcement of any loan documentation for the Credit Facilities.


SUMMARY OF TERMS AND CONDITIONS - Page 14